Exhibit 99.1

ASX/NASDAQ Release SYDNEY, October 16 2015
2015 ANNUAL GENERAL MEETING

MOKO Social Media Limited advises that the following documents will be sent to shareholders today:

- Notice of Annual General Meeting

- Proxy Form

For more information contact:

Emma Waldon, Company Secretary, emma.waldon@mokosocialmedia.com

MOKO Social Media Limited ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO Social Media Limited

ACN 111 082 485

ASX: MKB, NASDAQ: MOKO

T: +61 8 9227 7100

F: +61 8 9227 7100

Suite 5, 442-446 Beaufort Street

Highgate, WA, 6003, Australia

Website: www.mokosocialmedia.com

Email: contact@moko.mobi

LETTER TO SHAREHOLDERS

16 October 2015

Dear Shareholder

Annual General Meeting

On behalf of the Board, I am pleased to invite you to attend the Annual General Meeting of MOKO Social Media Limited. This will be held at 10.30am (AWST) on Tuesday, 17 November 2015 at:

South Perth Bowling Club

2 Mends Street

South Perth

WA 6151

Enclosed are the following documents:

-	Notice of Meeting and Explanatory Statement;
-	Proxy Form for the Annual General Meeting; and
-	Annual Report for the year ended 30 June 2015, for those Shareholders who have requested a printed copy.

If you are unable to attend the Meeting, I encourage you to appoint a proxy, by following the instructions on page 3 of the Notice of Meeting. You may also provide questions or comments in advance of the Meeting, by contacting the Company Secretary, using the details set out on page 45 of the Notice.

Important notice – 2015 Annual Report

Shareholders are reminded that the Annual Report is only mailed to those Shareholders who have elected to receive it in hard copy. The 2015 Annual Report can be viewed on the Company’s website at http://mokosocialmedia.com/financial-reports/.

We look forward to seeing you at the Annual General Meeting.

Yours faithfully

Greg McCann

Chairman

MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485

NOTICE OF ANNUAL GENERAL MEETING

TIME:	10.30am (AWST)

DATE:	Tuesday, 17 November 2015

PLACE:	South Perth Bowling Club
2 Mends Street
South Perth
WA 6151

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary, using the contact details on page 45.

CONTENTS PAGE

Notice of Annual General Meeting (setting out the proposed Resolutions)	5

Explanatory Statement (explaining the proposed Resolutions)	13

Proxy Form	Separate

YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out on page 5.

APPOINTING A PROXY

A Shareholder who is entitled to attend and vote at the Meeting may appoint a proxy to attend and vote at the Meeting on their behalf. A proxy does not need to be a Shareholder of MOKO.

If a Shareholder is entitled to cast two or more votes at the Meeting, the Shareholder may appoint two proxies and may specify the percentage or number of votes each proxy can exercise. If the proxy form does not specify the percentage or number of the Shareholder’s votes that each proxy may exercise, each proxy may exercise half of the Shareholder’s votes on a poll. Fractions will be disregarded.

To appoint a proxy online, go to www.linkmarketservices.com.au and click the ‘Investor & Employee Login’ button. You will need your HIN (holder identification number) or SRN (shareholder reference number) to log in.

Alternatively, you can appoint a proxy by completing and signing the enclosed proxy form and sending the form to:

(a)	by post to Link Market Services Locked Bag A14 SYDNEY SOUTH NSW 1235; or

(b)	by fax to Link Market Services at (+61 2) 9287 0309.

The deadline for receipt of proxy appointments is 10.30am (AWST) on Sunday, 15 November 2015.

Proxy appointments received later than this time will be invalid.

3

POWER OF ATTORNEY

If the proxy form is signed under a power of attorney on behalf of a Shareholder, then the attorney must make sure that either the original power of attorney or a certified copy is sent with the proxy form, unless the power of attorney has already been provided to the Share Registry.

CORPORATE REPRESENTATIVES

If a representative of a corporate Shareholder or a corporate proxy will be attending the Meeting, the representative should bring to the Meeting adequate evidence of their appointment, unless this has previously been provided to the Share Registry.

An appointment of corporate representative form may be obtained from Link Market Services by calling (+61) 1300 554 474 or online at http://www.linkmarketservices.com.au/corporate/InvestorServices/Forms.html.

4

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting (AGM) of Shareholders of MOKO Social Media Limited will be held at South Perth Bowling Club, 2 Mends Street, South Perth, WA 6151 at 10.30am (AWST) on Tuesday, 17 November 2015. Registration will open at 10.00am (AWST).

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the AGM. Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

The Directors have determined under Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 10.30am (AWST) on Sunday, 15 November 2015.

As required by clause 11.3 of the Company’s Constitution, this Notice has been given to the ASX at least 20 Business Days before the date of the AGM and any nominations for election to the office of Director are to be received not later than five Business Days after the date of this Notice.

AGENDA

ADOPTION OF ANNUAL REPORT

To receive and consider the Annual Financial Report, the Directors’ Report and the Auditor’s Report for the year ended 30 June 2015.

Shareholders will be asked to consider, and if thought fit, to pass, with or without amendment, the Resolution below, which will be proposed as a Non-Binding Resolution:

1.	resolution 1 – ADOPTION OF THE REMUNERATION REPORT

“To adopt the MOKO Remuneration Report for the year ended 30 June 2015.”

Shareholders will be asked to consider, and if thought fit, to pass, with or without amendment, the Resolutions below, which will be proposed as Ordinary Resolutions:

2.	Resolution 2 – Re-election of Director – GREG MCCANN

“That Greg McCann be re-elected as a Director of the Company.”

3.	Resolution 3 – Re-election of Director – LEO HINDERY JR

“That Leo Hindery Jr be re-elected as a Director of the Company.”

4.	Resolution 4 – Re-election of Director – JEFF WHITE

“That Jeff White be re-elected as a Director of the Company.”

5

5.	Resolution 5 – Re-election of Director – DIANA RHOTEN

“That Diana Rhoten be re-elected as a Director of the Company.”

6.	Resolution 6 – Re-election of Director – EMMA WALDON

“That Emma Waldon be re-elected as a Director of the Company.”

7.	resolution 7 – INCREASE IN NON-EXECUTIVE DIRECTOR FEES CAP

“That, with the effect from 18 November 2015, the maximum aggregate amount of remuneration payable to all non-executive Directors of Moko Social Media Limited be increased by $400,000 to $650,000 per annum.”

8.	RESOLUTION 8 – GRANT OF OPTIONS TO IAN RODWELL, CHIEF EXECUTIVE OFFICER

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 300,000 ADS Options to Ian Rodwell or his nominee, with the performance conditions, expiry dates and other terms and conditions set out in Schedule 2 of the Explanatory Statement accompanying the Notice.”

9.	RESOLUTION 9 – GRANT OF OPTIONS TO MARK HAUSER, NON-EXECUTIVE DIRECTOR

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 75,000 ADS Options to Mark Hauser or his nominee, with the performance conditions, expiry dates and other terms and conditions set out in Schedule 2 of the Explanatory Statement accompanying the Notice.”

10.	RESOLUTION 10 – GRANT OF OPTIONS TO LEO HINDERY JR, NON-EXECUTIVE DIRECTOR

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 75,000 ADS Options to Leo Hindery Jr or his nominee, with the performance conditions, expiry dates and other terms and conditions set out in Schedule 2 of the Explanatory Statement accompanying the Notice.”

11.	RESOLUTION 11 – GRANT OF OPTIONS TO JEFF WHITE, NON-EXECUTIVE DIRECTOR

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 2,000,000 Options to Jeff White or his nominee, with the performance conditions, expiry dates and other terms and conditions set out in Schedule 1 of the Explanatory Statement accompanying the Notice.”

12.	RESOLUTION 12 – GRANT OF OPTIONS TO DIANA RHOTEN, NON-EXECUTIVE DIRECTOR

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 50,000 ADS Options to Diana

6

Rhoten or her nominee, with the performance conditions, expiry dates and other terms and conditions set out in Schedule 2 of the Explanatory Statement accompanying the Notice.”

13.	RESOLUTION 13 – GRANT OF OPTIONS TO EMMA WALDON, NON-EXECUTIVE DIRECTOR

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 2,000,000 Options to Emma Waldon or her nominee, with the performance conditions, expiry dates and other terms and conditions set out in Schedule 1 of the Explanatory Statement accompanying the Notice.”

14.	RESOLUTION 14 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders ratify and approve the issue of 1,747,103 Shares and 6,700,000 unlisted Options for the purposes and on the terms and conditions set out in the Explanatory Statement accompanying the Notice.”

15.	RESOLUTION 15 – aPPROVAL OF CAPITAL RAISING

“That for the purposes of ASX Listing Rule 7.1 and for all other purposes, the Shareholders approve the Company issuing up to a maximum of 200,000,000 Shares, which may be converted to ADSs, for the purposes and on the terms and conditions set out in the Explanatory Statement accompanying the Notice.”

Shareholders will be asked to consider, and if thought fit, to pass, with or without amendment, the Resolution below, which will be proposed as a Special Resolution:

16.	RESOLUTION 16 – Approval of 10% Placement Capacity

“That, for the purposes of Listing Rule 7.1A and for all other purposes, approval is given for the issue of Equity Securities totaling up to 10% of the issued capital, calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Statement.”

DATED: 16 October 2015

BY ORDER OF THE BOARD

MOKO SOCIAL MEDIA LIMITED

EMMA WALDON

COMPANY SECRETARY

7

Voting Exclusion Statement

For the definitions of Key Management Personnel (KMP) and Closely Related Parties, please refer to the Glossary on page 53.

The Corporations Act restricts members of the KMP of the Company and their Closely Related Parties from voting in relation to remuneration related Resolutions (such as Resolutions 1, 7, 8, 9, 10, 11, 12 and 13).

In addition, separate voting restrictions apply in respect of Resolutions 14, 15 and 16 under the ASX Listing Rules.

What this means for Shareholders: If you intend to appoint a member of the KMP (other than the Chairman of the Meeting) as your proxy, please ensure that you direct them how to vote on Resolutions 1, 7, 8, 9, 10, 11, 12 and 13. If you do not do so, your proxy will not be able to vote on your behalf on Resolutions 1, 7, 8, 9, 10, 11, 12 and 13.

If you intend to appoint the Chairman of the Meeting as your proxy, you are encouraged to direct him how to vote by marking the boxes for Resolutions 1, 7, 8, 9, 10, 11, 12 and 13 (for example if you wish to vote for, or against, or to abstain from voting). If you appoint the Chairman as your proxy without directing him how to vote, the proxy form authorises him to vote as he decides on Resolutions 1, 7, 8, 9, 10, 11, 12 and 13 (even though those Resolutions are connected with the remuneration of KMP). The Chairman of the Meeting intends to vote in favour of all Resolutions (where permissible).

The Company will disregard votes cast on Resolutions 1, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16 by the persons detailed in the table below.

Resolution	Voting exclusions
Resolution 1 – Adoption of Remuneration Report

A vote must not be cast in any capacity by:

-    a current or former member of the KMP whose remuneration details are included in the remuneration report for the year ended 30 June 2015, and

-    any Closely Related Parties of such member of the KMP.

In addition, no votes may be cast as a proxy by any other person who has become a member of the KMP by the time of the AGM, or their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 1 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of members of the KMP, including the Chairman).

8

Resolution 7 – Increase in Non-Executive Director Fees Cap

A vote must not be cast by any Director and any associates of a Director.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 7 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

Resolution 8 - Grant of Options to Ian Rodwell, Chief Executive Officer

A vote must not be cast by:

-    Ian Rodwell, being the person who is to receive securities in relation to the Company, and

-    any associates of Ian Rodwell.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 8 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

Resolution 9 - Grant of Options to Mark Hauser, Non-executive Director

A vote must not be cast by:

-    Mark Hauser, being the person who is to receive securities in relation to the Company, and

-    any associates of Mark Hauser.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 9 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

9

Resolution 10 -	A vote must not be cast by:
Grant of Options to Leo Hindery Jr, Non-executive Director

-    Leo Hindery Jr, being the person who is to receive securities in relation to the Company, and

-    any associates of Leo Hindery Jr.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 10 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

Resolution 11 - Grant of Options to Jeff White, Non-executive Director

A vote must not be cast by:

-    Jeff White, being the person who is to receive securities in relation to the Company, and

-    any associates of Jeff White.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 11 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

Resolution 12 - Grant of Options to Diana Rhoten, Non-executive Director

A vote must not be cast by:

-    Diana Rhoten, being the person who is to receive securities in relation to the Company, and

-    any associates of Diana Rhoden.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 12 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

10

Resolution 13 - Grant of Options to Emma Waldon, Non-executive Director

A vote must not be cast by:

-    Emma Waldon, being the person who is to receive securities in relation to the Company, and

-    any associates of Emma Waldon.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 13 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

Resolution 14 – Ratification of Prior Issue of Securities

A vote must not be cast by:

-    the persons listed in Section 14, parts (e) and (g) of the Explanatory Statement, being the persons that participated in the issue of the securities that are the subject of the Resolution, and

-    any associates of those persons.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 14 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting, in accordance with a direction on the proxy form, to vote as the proxy decides.

Resolution 15 – Approval of Capital Raising

The Company will disregard any votes cast on Resolution 15 by any person who may participate in the issue of Equity Securities under this Resolution 15 and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if Resolution 15 is passed and any associates of those persons.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 15 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting, in accordance with a direction on the proxy form, to vote as the proxy decides.

11

Resolution 16 – Approval of 10% Placement Capacity

The Company will disregard any votes cast on Resolution 16 by any person who may participate in the issue of Equity Securities under this Resolution 16 and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if Resolution 16 is passed and any associates of those persons.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 16 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting, in accordance with a direction on the proxy form, to vote as the proxy decides.

12

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the Annual General Meeting to be held on Tuesday, 17 November 2015 at 10.30am (AWST).

This purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1.	ANNUAL REPORT

The business of the Meeting will include receipt and consideration of the Company’s Annual Financial Report, the Directors’ Report and the Auditor’s Report for the year ended 30 June 2015, which are included in MOKO’s Annual Report.

In accordance with the Corporations Act 2001, Shareholders will be given a reasonable opportunity at the Annual General Meeting to ask questions and make comments on the Annual Report, and on the management of MOKO.

The Company’s auditor will be present at the Meeting. During the discussion of this item, the auditor will be available to answer questions on:

-	the conduct of the audit;

-	the preparation and content of the Auditor’s Report;

-	the accounting policies adopted by the Company in relation to the preparation of the Financial Statements; and

-	the independence of the auditor in relation to the conduct of the audit.

Written questions for the auditor

If you would like to submit a written question about the content of the Auditor’s Report or the conduct of the audit of the Annual Financial Report to the Company’s auditor, please send your question to the Company Secretary. A list of qualifying questions will be made available at the Meeting.

Please note that all written questions must be received at least five business days before the Meeting, that is by Tuesday, 10 November 2015.

2.	RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

The Remuneration Report is set out in the Annual Report. The Remuneration Report details the Company’s remuneration arrangements for the Directors and senior management of the Company.

13

S250R(2) of the Corporations Act requires that a resolution to adopt the Remuneration Report be put to the vote of the Company. Shareholders should note that the vote on Resolution 1 is advisory only and not binding on the Company or its Directors.

However, under the Corporations Act, if at least 25% of the votes cast on Resolution 1 are against the adoption of the Remuneration Report then:

-	if comments are made on the Remuneration Report at the Meeting, MOKO’s 2016 Remuneration Report will be required to include an explanation of the Board’s proposed action in response or, if no action is proposed, the Board’s reasons for this; and

-	if, at next year’s AGM, at least 25% of the votes cast on the resolution for adoption of the 2016 Remuneration Report are against it, MOKO will be required to put to Shareholders a resolution proposing that an Extraordinary General Meeting (EGM) be called to consider the election of Directors (Spill Resolution). If the Spill Resolution is passed (i.e. more than 50% of the votes cast are in favour of it), all of the Directors (other than the Managing Director) will cease to hold office at the subsequent EGM, unless re-elected at that Meeting.

Last year, a resolution was passed to adopt the 2014 Remuneration Report, with in excess of 75% of votes cast in favour of the resolution on a show of hands (noting that in excess of 75% of proxies lodged were also in favour of the resolution).

In accordance with the Corporations Act, Shareholders will be given a reasonable opportunity at the Annual General Meeting to ask questions and make comments on the Remuneration Report.

Board recommendation: The Remuneration Report forms part of the Directors’ Report, which was approved in accordance with a unanimous resolution of the Board. Each Director recommends that Shareholders vote in favour of adopting the Remuneration Report.

3.	re-election of directorS

Constitution

Clause 13.5 of the Constitution provides that the Directors may at any time appoint a person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. Any Director appointed under clause 13.5 holds office only until the next following annual general meeting, and is then eligible for re-election.

Clause 13.2 of the Constitution requires that one third of the Directors (excluding Directors appointed under clause 13.5), or if their number is not a multiple of three, then the whole number nearest one third, must retire at each annual general meeting. It also provides that a Director who retires under clause 13.2 is eligible for re-election. Clause 13.1 of the Constitution provides that the Managing Director is exempt from this requirement.

14

RESOLUTION 2 – GREG MCCANN

Greg McCann seeks re-election in accordance with clause 13.2 of the Constitution.

Brief Curriculum Vitae of Greg McCann

Non-Executive Director and Chairman

Experience and expertise

Greg McCann joined the Board of MOKO on 24 April 2007. Mr McCann is currently the Managing Director and principal of the Excentor Group of companies, an independent software and consulting services supplier to the Asia Pacific region.

Greg was previously a partner with Deloitte for 24 years and has held a number of senior leadership roles, including Managing Director for Deloitte Consulting/ICS in Australia, a systems integrator specialising in the implementation of enterprise applications.

Mr McCann is also Chairman of Tel.Pacific Limited, former Chairman of NBN Tasmania Limited, and on the Board of the law firm, Lander and Rogers. He is a fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors.

Current directorships of other listed companies

Tel.Pacific Limited

Former directorships of other listed companies in the last three years

NBN Tasmania Limited

Special responsibilities

Member of the Compensation Committee

Board recommendation: The Directors (with Greg McCann abstaining) unanimously recommend the re-election of Greg McCann.

RESOLUTION 3 – LEO HINDERY JR

Leo Hindery Jr seeks re-election in accordance with clause 13.5 of the Constitution.

Brief Curriculum Vitae of Leo Hindery Jr

Non-Executive Director

Experience and expertise

Leo Hindery, Jr. joined the MOKO Board on 1 April 2015 and is currently Managing Partner of InterMedia Partners, LP, the general partner of a series of media industry private equity funds he founded in 1988 and ran continuously until February 1997, when he was elected President and CEO of Tele-Communications, Inc. (TCI) and Liberty Media, at the time the world’s largest combined cable television system operator and programming entity. In March 1999 TCI merged into AT&T, and he became President and CEO of AT&T Broadband until he resigned in November 1999. In December 1999, Mr Hindery was elected Chairman and Chief Executive Officer of GlobalCenter Inc., a major Internet services company, which in January 2001 merged into Exodus Communications, Inc. From 2001 until October 2004, he was Chairman and CEO of The YES Network which he founded to be the regional television home of the New York Yankees.

15

In early 2005 he reconstituted InterMedia Partners, LP., now in its seventh fund. Mr Hindery has also served as a director on the board of Hemisphere Media Group, Inc. since April 2013. Mr Hindery, formerly Chairman of the National Cable Television Association (NCTA) and of C-SPAN, has been recognized as International Cable Executive of the Year, NCTA's Distinguished Vanguard Award Recipient for Leadership, Cable Television Operator of the Year, one of the cable industry's “25 Most Influential Executives Over the Past 25 Years”, one of the “30 Individuals with the Most Significant Impact on Cable’s Early History”, and a member of the Cable Hall of Fame. Mr Hindery is a Director of the Paley Centre for Media and a member of the Board of Visitors of the Columbia School of Journalism. He has an MBA from Stanford University’s Graduate School of Business and was an undergraduate of Seattle University, and has received an honorary Doctor of Humane Letters degree from Emerson College, where he also serves on the Board of Trustees.

Current directorships of other listed companies

Hemisphere Media Group, Inc. (listed on NASDAQ)

Former directorships of other listed companies in the last three years

Nil

Special responsibilities

Member of the Audit Committee and Compensation Committee

Board recommendation: The Directors (with Leo Hindery Jr abstaining) unanimously recommend the re-election of Leo Hindery Jr.

RESOLUTION 4 – JEFF WHITE

Jeff White seeks re-election in accordance with clause 13.5 of the Constitution.

Brief Curriculum Vitae of Jeff White

Non-Executive Director

Experience and expertise

Jeff White joined the Board of MOKO on 1 February 2015. Mr White is a principal of Longreach Pty Ltd, an independent corporate advisory firm based in Sydney, Australia. Mr White has over thirty years of experience advising a wide range of public and private companies on mergers, acquisitions, divestments and equity raisings. He has also advised the Australian and several State governments on major privatisations. Prior to Longreach, Mr White held senior positions at several large international investment banks including Baring Brothers and ABN AMRO.

Mr White is a Non-Executive Director of the Anika Foundation, a charity that raises funds for research into youth suicide and depression. Mr White holds a Bachelor of Commerce and a Bachelor of Laws from UNSW and is a Graduate of the Australian Institute of Company Directors.

16

Current directorships of other listed companies

Anika Foundation (Australian Public Company limited by guarantee, not listed on any stock exchange)

Former directorships of other listed companies in the last three years

Nil

Special responsibilities

Member of the Audit Committee

Board recommendation: The Directors (with Jeff White abstaining) unanimously recommend the re-election of Jeff White.

RESOLUTION 5 – DIANA RHOTEN

Diana Rhoten seeks re-election in accordance with clause 13.5 of the Constitution.

Brief Curriculum Vitae of Diana Rhoden

Non-Executive Director

Experience and expertise

Diana Rhoten joined the Board of MOKO on 1st October 2015. Ms Rhoten, Ph.D. is an Associate Partner of IDEO’s New York office, an award-winning global design firm focused on helping organizations innovate and grow. Ms Rhoten actively assists IDEO’s clients through the design of new businesses, ventures, and partnerships. In addition to her role at IDEO, Ms Rhoten is also a Senior Advisor to Purpose, experts in creating and scaling social movements powered by technology and enabled by people, and an Advisor to Kam.io, a social networking platform for creating, mixing, and sharing digital assets.

Ms Rhoten’s experience spans business, government and philanthropy. Her previous roles include Chief Strategy Officer for Amplify Education, Founder and Director of the New Youth City Learning Network, Founder and Managing Director of Startl, and Founder and Director of the Knowledge Institutions Program, an initiative of the Social Science Research Council.

Ms Rhoten has been published in numerous academic journals and co-authored several manuscripts. She has a Ph.D. and an M.A. from Stanford University, as well as a M.Ed. from Harvard University and a B.A. from Brown University. She is both a Fulbright Scholar and a Sigma Xi Distinguished Lecturer.

Current directorships of other listed companies

Nil

Former directorships of other listed companies in the last three years

Nil

17

Special responsibilities

Nil

Board recommendation: The Directors (with Diana Rhoten abstaining) unanimously recommend the re-election of Diana Rhoten.

RESOLUTION 6 – EMMA WALDON

Emma Waldon seeks re-election in accordance with clause 13.5 of the Constitution.

Brief Curriculum Vitae of Emma Waldon

Non-Executive Director

Experience and expertise

Emma Waldon joined the Board of MOKO on 1st October 2015 and has held the role of Company Secretary of the Company since 1st January 2015. Emma has diverse global corporate advisory, capital markets and corporate governance experience having held roles in accounting and debt and equity capital markets in Australia and the United Kingdom.

Emma Waldon qualified as a Chartered Accountant with Ernst & Young in Perth, worked as an Equities Analyst with Euroz Securities and spent 9 years in London with Bank of Scotland and Lloyds Bank originating and re-structuring debt finance for private equity leveraged buy-outs of businesses across Europe. Emma was most recently a Director within Deloitte’s financial advisory services division in Perth and also holds the role of Company Secretary of Hazer Group Limited.

Emma Waldon completed a Bachelor of Commerce at UWA, is a member of the Institute of Chartered Accountants of Australia, a Fellow of the Financial Services Institute of Australasia and a Certificated Member of the Governance Institute of Australia.

Current directorships of other listed companies

Nil

Former directorships of other listed companies in the last three years

Nil

Special responsibilities

Nil

Board recommendation: The Directors (with Emma Waldon abstaining) unanimously recommend the re-election of Emma Waldon.

4.	RESOLUTION 7 – INCREASE IN NON-EXECUTIVE DIRECTOR FEE CAP

Quantum of the increase

The current maximum aggregate remuneration payable to all Non-Executive Directors is $250,000 per annum (fee cap). This fee cap was outlined in the Company’s 2007 ASX Listing Disclosure Document and has not increased since this time.

18

For the purposes of Article 13.8 of the Company’s Constitution and Rule 10.17 of the ASX Listing Rules, Shareholder approval is now sought to increase this fee cap by $400,000 to $650,000 per annum (including superannuation) and the following information is provided to shareholders:

Reason for the increase

The Board considers that it is appropriate to seek approval for an increase in the fee cap in order to attract and retain high-calibre Board members and to provide the Company with flexibility to ensure that a high calibre Board of an appropriate size, expertise and experience is maintained to serve the Company and its shareholders effectively. The fee cap has not increased since 2007.

The Board has considered it appropriate to increase the number of Non-Executive Directors on the Board from 4 to 6 to ensure the Board has the right skills mix to deliver the Company’s strategy of developing and monetizing digital assets and social media platforms for large target interest groups in the U.S., through mobile advertising, and manage the increased complexity of being dual listed on the ASX and NASDAQ. The proposed fee cap also provides flexibility to make a further appointment to the Board should this be considered appropriate.

In addition, the Company’s United States based Directors are paid in US dollars and the depreciation in the Australian to US dollar exchange rate over the last 12 to 18 months has increased these Director’s fees in Australian dollar terms. Headroom in the fee cap is required to ensure the Company does not exceed the fee cap as a result of a further depreciation in the Australian to US dollar exchange rate.

The Board does not intend to distribute all of the proposed increase, if approved, in the current year. Details of fees paid to individual Directors are outlined in the 2015 Remuneration Report and on pages 43 and 44 of this Notice.

Payments included in the non-executive Directors’ fee cap

The Non-Executive Directors’ fee cap includes fees that are paid to the Company’s Non-Executive Directors for serving on the Board or standing committees of the Board, superannuation contributions made by the Company and its controlled entities and any fees a Non-Executive Director sacrifices on a pre-tax basis. The fee cap does not include reimbursement of genuine out of pocket expenses or special exertion fees.

Amount paid to Non-Executive Directors in 2015

As set out in the 2015 Annual Report, in 2015 a total of $245,981 was paid to the Non-Executive Directors in fees and benefits. This amount is in respect of all Non-Executive Directors who served on the Board during 2014 and is inclusive of fees and superannuation contributions.

Securities issued to Non-Executive Directors within the last three years

In addition the following securities have been issued to Non-Executive Directors of the Company under ASX Listing Rules 10.11 or 10.14 with shareholder approval within the last three years.

19

Unlisted Options over Ordinary Shares

Non-Executive Director	Number of unlisted Options	Exercise price	Expiry date
Year ended 30 June 2015:
Mark Hauser	3,000,000	$0.19	26/11/2016
Hans de Back*	2,000,000	$0.19	26/11/2016

Year ended 30 June 2014:
Hans de Back	6,000,000	$0.10	28/11/2015
Peter Yates	1,000,000	$0.40	28/11/2015
Greg McCann	5,000,000	$0.40	28/11/2015
Year ended 30 June 2013:
Hans de Back	5,000,000	$0.042	30/07/2016
Peter Yates	1,000,000	$0.042	30/07/2016
Greg McCann	5,000,000	$0.042	30/07/2016

* Note: Hans de Back resigned as a Director of the Company on 13 April 2015 and the 2,000,000 options issued to him in the year ended 30 June 2015 were cancelled.

Performance Shares

On 28 November 2013, Non-Executive Director Greg McCann was issued 20,000,000 Performance Shares which have an Issue Price of $0.00001 per ordinary share, an End Date of the third anniversary of issuance, a Variation Payment of $0.10 per ordinary share and a Variation Event being the 90 day VWAP of the Company’s ordinary shares exceeding $0.40 per share. The Company’s ordinary shares 90 day VWAP has not exceeded $0.40 per shares since the Performance Shares were issued.

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company. Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares.

20

Board recommendation: As the Non-Executive Directors have a personal interest in Resolution 7, the Directors make no recommendation as to how Shareholders should vote on this resolution.

5.	GRANTS OF OPTIONS TO DIRECTORS

Background

It is proposed that the following unlisted ADS Options are issued to Ian Rodwell, Chief Executive Officer:

Name	Number of unlisted ADS Options	Exercise price	Vesting date	Expiry date
Ian Rodwell	150,000	US$5.35	27/11/2016	27/11/2019
Ian Rodwell	150,000	US$5.35	27/11/2017	27/11/2020

The above ADS Options proposed to be issued to the Chief Executive Office will be subject to a Share price performance hurdle, such that they will only vest if the volume weight average price (VWAP) of the Company’s ADSs over a 30 Trading Day period exceeds US$8.00.

It is proposed that the following unlisted ADS Options are issued to the following Non-Executive Directors:

Name	Number of unlisted ADS Options	Exercise price	Vesting date	Expiry date
Mark Hauser	75,000	US$3.55	On issue	27/11/2018
Leo Hindery Jr	75,000	US$3.55	On issue	27/11/2018
Diana Rhoten	50,000	US$3.55	On issue	27/11/2018

It is proposed that the following unlisted Options are issued to the following Non-Executive Directors:

Name	Number of unlisted Options	Exercise price	Vesting date	Expiry date
Jeff White	2,000,000	$0.15	On issue	27/11/2018
Emma Waldon	2,000,000	$0.15	On issue	27/11/2018

Note: An ADS Options means an unlisted option, if exercised in accordance with its terms, to acquire one ADS in the Company. Where an ADS means an American Depositary Share of the Company, where one ADS represents 40 ordinary shares.

21

ASX Listing Rule 10.11

ASX Listing Rule 10.11 states that an entity must not issue or agree to issue equity securities to any of the following persons without first receiving Shareholder approval:

(a)	a related party; or

(b)	a person whose relationship with the entity or a related party is, in the ASX’s opinion, such that approval should be obtained.

A ‘related party’ for the purposes of the Corporations Act includes:

(a)	a director of a public company; and

(b)	an entity controlled by a director of a public company.

Accordingly Ian Rodwell, Mark Hauser, Leo Hindery Jr, Diana Rhoden, Jeff White and Emma Waldon are “related parties” to the Company.

Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of a public company unless the benefit falls within one of various exceptions to the general prohibition. Exceptions to this general prohibition include where the company first obtains the approval of its shareholder in general meeting, or the financial benefit being provided is on arm’s length terms or better.

A “financial benefit” for the purposes of the Corporations Act includes issuing securities to a related party.

RESOLUTION 8 – GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER

Shareholder approval

Shareholder approval is sought for the issue of 300,000 unlisted ADS Options to Ian Rodwell for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These ADS Options are proposed to be issued to Ian Rodwell as part of his compensation package, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The ADS Options will be issued to Ian Rodwell or to his nominee.

(b)	The maximum number of ADS Options that will be issued to Ian Rodwell or to his nominee is 300,000.

22

(c)	The Company proposes to issue the ADS Options to Ian Rodwell on 27 November 2015, but in any case no later than one month after the date of the Meeting.

(d)	Ian Rodwell is a Director of the Company.

(e)	The ADS Options will be issued for no cash consideration, for an exercise price of US$5.35. 150,000 will vest on 27 November 2016 and have an expiry date of 27 November 2019. 150,000 will vest on 27 November 2017 and have an expiry date of 27 November 2020. The ADS Options will also be subject to a Share price performance hurdle, such that they will only vest if the volume weight average price (VWAP) of the Company’s ADSs over a 30 Trading Day period exceeds US$8.00. Other material terms and conditions of the Options are set out at Schedule 2.

(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the Options. Any proceeds received by the Company from the exercise of the Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Ian Rodwell abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of Options to Ian Rodwell.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

RESOLUTION 9 – GRANT OF OPTIONS TO NON-EXECUTIVE DIRECTOR

Shareholder approval

Shareholder approval is sought for the grant of 75,000 unlisted ADS Options to Mark Hauser for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These ADS Options are proposed to be issued to Mark Hauser as part of his total Director’s fees, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The ADS Options will be issued to Mark Hauser or to his nominee.

23

(b)	The maximum number of ADS Options that will be issued to Mark Hauser or to his nominee is 75,000.

(c)	The Company proposes to issue the ADS Options to Mark Hauser on 27 November 2015, but in any case no later than one month after the date of the Meeting.

(d)	Mark Hauser is a Director of the Company.

(e)	The ADS Options will be issued for no cash consideration, for an exercise price of US$3.55. The expiry date will be 27 November 2018. Other material terms and conditions of the ADS Options are set out at Schedule 2.

(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the ADS Options. Any proceeds received by the Company from the exercise of the ADS Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Mark Hauser abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of ADS Options to Mark Hauser.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the ADS Options.

RESOLUTION 10 – GRANT OF OPTIONS TO NON-EXECUTIVE DIRECTOR

Shareholder approval

Shareholder approval is sought for the grant of 75,000 unlisted ADS Options to Leo Hindery Jr for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These ADS Options are proposed to be issued to Leo Hindery Jr as part of his total Director’s fees, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The ADS Options will be issued to Leo Hindery Jr or to his nominee.

24

(b)	The maximum number of ADS Options that will be issued to Leo Hindery Jr or to his nominee is 75,000.

(c)	The Company proposes to issue the ADS Options to Leo Hindery Jr on 27 November 2015, but in any case no later than one month after the date of the Meeting.

(d)	Leo Hindery Jr is a Director of the Company.

(e)	The ADS Options will be issued for no cash consideration, for an exercise price of US$3.55. The expiry date will be 27 November 2018. Other material terms and conditions of the ADS Options are set out at Schedule 2.

(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the ADS Options. Any proceeds received by the Company from the exercise of the ADS Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Leo Hindery Jr abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of ADS Options to Leo Hindery Jr.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the ADS Options.

RESOLUTION 11 – GRANT OF OPTIONS TO NON-EXECUTIVE DIRECTOR

Shareholder approval

Shareholder approval is sought for the grant of 2,000,000 unlisted Options to Jeff White for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These Options are proposed to be issued to Jeff White as part of his total Director’s fees, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The Options will be issued to Jeff White or to his nominee.

25

(b)	The maximum number of Options that will be issued to Jeff White or to his nominee is 2,000,000.

(c)	The Company proposes to issue the Options to Jeff White on 27 November 2015, but in any case no later than one month after the date of the Meeting.

(d)	Jeff White is a Director of the Company.

(e)	The Options will be issued for no cash consideration, for an exercise price of $0.15. The expiry date will be 27 November 2018. Other material terms and conditions of the Options are set out at Schedule 1.

(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the Options. Any proceeds received by the Company from the exercise of the Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Jeff White abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of Options to Jeff White.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

RESOLUTION 12 – GRANT OF OPTIONS TO NON-EXECUTIVE DIRECTOR

Shareholder approval

Shareholder approval is sought for the grant of 50,000 unlisted ADS Options to Diana Rhoten for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These ADS Options are proposed to be issued to Diana Rhoten as part of her total Director’s fees, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The ADS Options will be issued to Diana Rhoten or to her nominee.

(b)	The maximum number of ADS Options that will be issued to Diana Rhoten or to her nominee is 50,000.

26

(c)	The Company proposes to issue the ADS Options to Diana Rhoten on 27 November 2015, but in any case no later than one month after the date of the Meeting.

(d)	Diana Rhoten is a Director of the Company.

(e)	The ADS Options will be issued for no cash consideration, for an exercise price of US$3.55. The expiry date will be 27 November 2018. Other material terms and conditions of the ADS Options are set out at Schedule 2.

(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the ADS Options. Any proceeds received by the Company from the exercise of the ADS Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Diana Rhoten abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of ADS Options to Diana Rhoten.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the ADS Options.

RESOLUTION 13 – GRANT OF OPTIONS TO NON-EXECUTIVE DIRECTOR

Shareholder approval

Shareholder approval is sought for the grant of 2,000,000 unlisted Options to Emma Waldon for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These Options are proposed to be issued to Emma Waldon as part of her total Director’s fees, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The Options will be issued to Emma Waldon or to her nominee.

(b)	The maximum number of Options that will be issued to Emma Waldon or to her nominee is 2,000,000.

27

(c)	The Company proposes to issue the Options to Emma Waldon on 27 November 2015, but in any case no later than one month after the date of the Meeting.

(d)	Emma Waldon is a Director of the Company.

(e)	The Options will be issued for no cash consideration, for an exercise price of $0.15. The expiry date will be 27 November 2018. Other material terms and conditions of the Options are set out at Schedule 1.

(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the Options. Any proceeds received by the Company from the exercise of the Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Emma Waldon abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of Options to Emma Waldon.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

6.	RESOLUTION 14 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

Background

The Company has made the following issues of Shares and Options under ASX Listing Rule 7.1:

On 19 December 2014, the Company announced that it had issued 1,242,253 Shares and 1,000,000 unlisted Options as part consideration for the acquisition of 80% of Tagroom Pty Ltd (Tagroom).

On 22 December 2014, the Company announced that it had issued 2,250,000 unlisted Options. These Options ultimately replaced 56,250 cancelled unlisted ADS Options with the same equivalent exercise price and expiry date, resulting in no net impact to the Company’s capital structure. A waiver of ASX Listing Rule 6.23.2 was received to enable to cancellation and issue of replacement options.

On 13 February 2015, the Company announced that it had issued 504,840 Shares in lieu of for services provided to the Company.

28

On 13 April 2015, the Company announced that it had issued 700,000 unlisted Options to an employee pursuant to their employment contract.

On 1 May 2015, the Company announced that it had issued 750,000 unlisted Options to an employee pursuant to their employment contract.

On 26 June 2015, the Company announced that it had issued 2,000,000 unlisted Options. These Options replaced 50,000 cancelled unlisted ADS Options with the same equivalent exercise price and expiry date, resulting in no net impact to the Company’s capital structure. A waiver of ASX Listing Rule 6.23.2 was received to enable to cancellation and issue of replacement options.

ASX Listing Rule 7.1

ASX Listing Rule 7.1 restricts listed companies in relation to the number of equity securities that they can issue or agree to issue without shareholder approval. Generally, a listed company cannot, in any 12 month period, issue a number of equity securities which is more than 15% of their fully paid ordinary shares on issue without shareholder approval (15% limit), unless an exception applies. The Company has not exceeded this 15% limit.

ASX Listing Rule 7.4

ASX Listing Rule 7.4 provides that where holders of ordinary securities approve a previous issue of securities made without approval under ASX Listing Rule 7.1, and provided that the previous issue of securities did not breach ASX Listing Rule 7.1, those securities shall be deemed to have been issued with Shareholder approval for the purpose of ASX Listing Rule 7.1.

Shareholder approval

Shareholder approval is now sought for the issues of securities set out below, pursuant to ASX Listing Rule 7.4, to reinstate the Company’s capacity to issue up to 15% of its ordinary issued capital under ASX Listing Rule 7.1, if required, over a 12 month period without seeking further Shareholder approval.

ASX Listing Rule 7.5 requires the following information to be provided to Shareholders:

(a)	the number of securities issued was 1,747,103 Shares and 6,700,000 unlisted Options.

(b)	1,242,253 Shares were issued to the vendors of Tagroom being Yasmin Walter, Patrick Varden, Nirojan Yamunarajan and Jasveer Jessy as part non-cash consideration for the acquisition of an 80% interest in Tagroom at a value of $0.161 per Share. 540,840 Shares were issued to employee David Oestreicher at no cost in lieu of services provided to the Company.

(c)	6,700,000 unlisted Options were issued at no cost.

29

(d)	the Shares issued rank equally with, and are on the same terms as, the existing Shares on issue.

(e)	the 1,747,103 Shares were issued to the persons set out in the table below:

Issue date	Name	No. of Shares
19/12/2014	Yasmin Walter	211,185
19/12/2014	Patrick Varden	431,686
19/12/2014	Nirojan Yamunarajan	239,136
19/12/2014	Jasveer Jessy	360,256
13/02/2015	David Oestreicher	504,840

(f)	the terms and conditions of the unlisted Options are contained in Schedule 1;

(g)	the unlisted Options were issued to the persons set out in the table below:

Name	Number of unlisted Options	Exercise price	Expiry date
Yasmin Walter (1)	250,000	$0.20	20/12/2016
Patrick Varden (1)	387,500	$0.20	20/12/2016
Nirojan Yamunarajan (1)	362,500	$0.20	20/12/2016
Patrick McGee(2)	1,000,000	US$0.15	31/12/2015
Patrick McGee(2)	750,000	US$0.1875	30/06/2015
Jerry Casselano (2)	250,000	US$.1875	30/06/2015
Jerry Casselano (2)	250,000	US$0.17	30/06/2016
Shripal Shah	700,000	$0.17	31/12/2016
Mike Hines	750,000	$0.075	31/12/2016
Mike Hines (2)	1,000,000	US$0.05	30/06/2016
Mike Hines (2)	1,000,000	US$0.075	30/06/2016

(1) part consideration for the acquisition of an 80% interest in Tagroom

(2) unlisted Options issued replaced cancelled ADS Options resulting no net impact to the Company’s capital structure.

(h)	No funds were raised from the issue of Shares or unlisted Options, the funds raised on the exercise of unlisted Options will be used to supplement the Company’s existing working capital. The purpose of the issues of Shares and unlisted Options is set out above under the heading, ‘Background’.

(i)	a voting exclusion applies to this item of business, as set out in the Notice of Meeting.

Board recommendation: The Directors unanimously recommend that Shareholders vote in favour of ratifying the above issue of equity securities. This will enable the Company to retain the flexibility to issue further equity securities representing up to 15% of the Company’s share capital under ASX Listing Rule 7.1 during a 12 month period without seeking further Shareholder approval.

30

7.	RESOLUTION 15 – APPROVAL OF CAPITAL RAISING

Background

The Company will require additional capital to finance the roll-out and development of its digital assets and social media platforms as well as working capital. As noted in the 2015 Annual Report, The Company’s focus will be to develop those platforms serving the student market, REC*IT and Speakiesy, on the basis that the U.S. student audience is among the most valuable to brands and advertisers and provides significant potential for future monetization.

The Company intends to raise additional funds over the coming months and are pursuing a number of funding possibilities ranging from working with brokers in Australia and the U.S., strategic stakeholders and major shareholders (Capital Raising). To facilitate the Capital Raising, Resolution 15 seeks Shareholder approval under Listing Rule 7.1 and for all other purposes, for the issue of up to 200,000,000 Shares (which may be converted to ADSs on issue).

ASX Listing Rule 7.1

Listing Rule 7.1 provides that subject to certain exceptions (which do not apply in the present circumstances) a listed company may not issue shares or options to subscribe for shares equal to more than 15% of that company’s issued capital in any 12 months without obtaining shareholder approval. However issues made with the prior approval of shareholders in a general meeting are not subject to this restriction and will not be counted as part of the 15% limit.

If Shareholders approve the proposed issue of Shares that is the subject of Resolution 15:

(a)	the Company will be permitted to issue the Shares that are the subject of Resolution 15; and
(b)	the Shares issued pursuant to Resolution 15 will not be counted towards the Company’s 15% limit in respect of issues of equity securities in the following 12 month period.

Technical Information Required by ASX Listing Rule 7.3

ASX Listing Rule 7.3 requires the following information to be provided to Shareholders:

(a)	the maximum Shares to be issued by the Company is 200,000,000, these Shares may be converted to 5,000,000 ADSs on issue;
(b)	the Shares will be issued no later than three (3) months after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) and the issue will occur progressively;

31

(c)	the Company is required to issue the Shares under the Capital Raising at a minimum price that is at least eighty per cent. (80%) of the average market price for Shares calculated over the last 5 days on which sales in the Shares were recorded before the day on which the issue of Shares is made. As at the date of this Notice, that minimum price is $0.08 per Share which equates to US$2.28 per ADS using the A$:US$ exchange rate on 6 October 2015 of 0.713;
(d)	the Shares or ADSs will be issued under the Capital Raising to investors who are not related parties of the Company. The identity of the investors is not yet known but may consist of current Shareholders or new investors (or both). The identity will be determined by the Company once discussions on the current funding possibilities being considered are concluded;
(e)	the Shares issued will be fully paid ordinary shares of the Company issued on the same terms and conditions as the Company’s existing Shares. If the Shares are converted to ADSs on issue the ADSs issued will be on the same terms and conditions as the Company’s existing ADSs;
(f)	the funds received from the issue of Shares under the Capital Raising will be used for the roll-out and development of the Company’s digital assets and social media platforms, in particular the products focussed on the student market, REC*IT and Speakiesy and working capital;
(g)	a voting exclusion applies to this item of business, as set out in the Notice of Meeting

If Resolution 15 is passed in accordance with its stated terms, four examples of the dilutionary effects on the Company’s current capital structure, would be as follows:

	$0.06 issue price per Share	$0.08 issue price per Share	$0.08 issue price per Share	$0.10 issue price per Share
Shares issued	200,000,000	150,000,000	200,000,000	150,000,000
Funds raised	$12,000,000	$12,000,000	$16,000,000	$15,000,000
Dilutionary effect post issue of Shares	20.9%	16.6%	20.9%	16.6%

Board recommendation: The Directors unanimously recommend that Shareholders vote in favour of approving the issue of up to 200,000,000 Shares (which may be converted to ADSs) to enable the Company to conclude one of the funding possibilities being considered to raise funds for the further development of the Company’s digital assets and social media platforms and working capital .

32

8.	RESOLUTION 16 – APPROVAL FOR 10% PLACEMENT CAPACITY

16.1	General

Listing Rule 7.1A enables eligible entities to issue Equity Securities totalling up to 10% of its issued share capital through placements over a 12 month period after the entity’s annual general meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company's 15% placement capacity under Listing Rule 7.1.

An eligible entity for the purposes of Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity.

The Company is now seeking Shareholder approval by way of a special resolution to have the ability to issue Equity Securities under the 10% Placement Facility.

The exact number of Equity Securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2 (please refer to Section 16.2(c) below).

The Directors believe that Resolution 16 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution.

16.2	ASX Listing Rule 7.1A

(a)	Shareholder approval

The ability to issue Equity Securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an annual general meeting.

Resolution 16 is a special resolution. Accordingly, at least 75% of votes cast by Shareholders present and eligible to vote at the Meeting must be in favour of Resolution 16 for it to be passed.

(b)	Equity Securities

Any Equity Securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of Equity Securities of the Company.

As at the date of the Notice, the Company has one quoted classes of Equity Securities on issue on the ASX, being the Shares (ASX Code: MKB).

(c)	Formula for calculating 10% Placement Capacity

The exact number of Equity Securities that the Company may issue under an approval under ASX Listing Rule 7.1A will be calculated according to the following formula:

33

(A x D) – E

Where:

A	is the number of Shares on issue 12 months before the date of issue or agreement:

(A)	plus the number of Shares issued in the previous 12 months under an exception in ASX Listing Rule 7.2;

(B)	plus the number of partly paid shares that became fully paid in the previous 12 months;

(C)	plus the number of Shares issued in the previous 12 months with approval of holders of Shares under ASX Listing Rule 7.1 or 7.4. This does not include an issue of Shares under the Company's 15% placement capacity without Shareholder approval; and

(D)	less the number of Shares cancelled in the previous 12 months.

Note that A has the same meaning in ASX Listing Rule 7.1 when calculating the Company's 15% placement capacity.

D	is 10%.

E	is the number of Equity Securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of issue or agreement to issue that are not issued with the approval of holders of Ordinary Securities under ASX Listing Rule 7.1 or 7.4.

16.3	Technical information required by ASX Listing Rule 7.1A

Pursuant to and in accordance with ASX Listing Rule 7.3A, the information below is provided in relation to this Resolution 16:

(a)	Minimum Price

The minimum price at which the Equity Securities may be issued is 75% of the volume weighted average price of Equity Securities in that class, calculated over the 15 ASX trading days on which trades in that class were recorded immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed; or

(ii)	if the Equity Securities are not issued within 5 ASX trading days of the date in paragraph (i) above, the date on which the Equity Securities are issued.

34

(b)	Date of Issue

The Equity Securities may be issued under the 10% Placement Capacity commencing on the date of the Meeting and expiring on the first to occur of the following:

(i)	12 months after the date of this Meeting; and

(ii)	the date of approval by Shareholders of any transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of the Company’s activities) or 11.2 (disposal of the Company’s main undertaking)(after which date, an approval under Listing Rule 7.1A ceases to be valid),

(10% Placement Capacity Period).

(c)	Risk of voting dilution

Any issue of Equity Securities under the 10% Placement Capacity will dilute the interests of Shareholders who do not receive any Shares under the issue.

If Resolution 16 is approved by Shareholders and the Company issues the maximum number of Equity Securities available under the 10% Placement Capacity, the economic and voting dilution of existing Shares would be as shown in the table below. The table below shows the dilution of existing Shareholders calculated in accordance with the formula outlined in ASX Listing Rule 7.1A.2, on the basis of the current market price of Shares and the current number of Equity Securities on issue as at the date of this Notice.

The table also shows the voting dilution impact where the number of Shares on issue (Variable A in the formula) changes and the economic dilution where there are changes in the issue price of Shares issued under the 10% Placement Capacity.

Number of Shares on Issue (Variable 'A' in ASX Listing Rule 7.1A.2)	Dilution
	Issue Price (per Share)	$0.0525	$0.105	$0.1575
		(50% decrease in current issue price)	(Current issue price)	(50% increase in current issue price)
755,486,679	Shares issued - 10% voting dilution	75,548,668	75,548,668	75,548,668
(Current Variable A)	Funds raised	$3,966,305	$7,932,610	$11,898,915
1,133,230,019	Shares issued - 10% voting dilution	113,323,002	113,323,002	113,323,002

35

(50% increase in Variable A)*	Funds raised	$5,949,458	$11,898,915	$17,848,373
1,510,973,358	Shares issued - 10% voting dilution	151,097,336	151,097,336	151,097,336
(100% increase in Variable A)*	Funds raised	$7,932,610	$15,865,220	$23,797,830

*The number of Shares on issue (Variable A in the formula) could increase as a result of the issue of Shares that do not require Shareholder approval (such as under a pro- rata rights issue, a scrip issued under a takeover offer or the issue of Shares on the exercise of options which complied with ASX Listing Rules when issued) or that are issued with Shareholder approval under ASX Listing Rule 7.1.

The table above uses the following assumptions:

1.	Variable “A” in the above table is calculated with reference to the total shares on issue as at 7 October 2015.
2.	The issue price set out above is the closing price of the Shares on the ASX on 7 October 2015.
3.	The Company issues the maximum possible number of Equity Securities under the 10% Placement Capacity.
4.	The issue of Equity Securities under the 10% Placement Capacity consists only of Shares. It is assumed that no Options are exercised into Shares before the date of issue of the Equity Securities.
5.	The calculations above do not show the dilution that any one particular Shareholder will be subject to. All Shareholders should consider the dilution caused to their own shareholding depending on their specific circumstances.
6.	This table does not set out any dilution pursuant to approvals under ASX Listing Rule 7.1.
7.	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.
8.	The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Capacity, based on that Shareholder’s holding at the date of the Meeting

Shareholders should note that there is a risk that:

(i)	the market price for the Company’s Shares may be significantly lower on the issue date than on the date of the Meeting; and

(ii)	the Shares may be issued at a price that is at a discount to the market price for those Shares on the date of issue.

(d)	Purpose of Issue under 10% Placement Capacity

The Company may seek to issue the Equity Securities under the 10% Placement Facility in order to develop the Company’s digital assets and social media platforms targeting large target interest groups in the U.S., in particular students, as well as general working capital. The Company may also issue Equity Securities for non-cash consideration, such as for the acquisition of businesses or investments. If the Company issues Equity Securities for non-cash consideration,

36

the Company will provide a valuation of the non-cash consideration that demonstrates that the deemed issue price of the Equity Securities complies with Listing Rule 7.1A.3.

The Company will comply with the disclosure obligations under Listing Rules 7.1A.4 and 3.10.5A upon any issue of Equity Securities.

(e)	Allocation under the 10% Placement Capacity

The Company’s allocation policy for the issue of Equity Securities under the 10% Placement Capacity will be dependent on the prevailing market conditions at the time of the proposed placement(s).

The recipients of the Equity Securities to be issued under the 10% Placement Capacity have not yet been determined. However, the recipients of Equity Securities could consist of current Shareholders or new investors (or both), none of whom will be related parties of the Company.

The Company will determine the recipients at the time of the issue under the 10% Placement Capacity, having regard to the following factors:

(i)	the purpose of the issue;

(ii)	alternative methods for raising funds available to the Company at that time, including, but not limited to, an entitlement issue or other offer where existing Shareholders may participate;

(iii)	the effect of the issue of the Equity Securities on the control of the Company;

(iv)	the circumstances of the Company, including, but not limited to, the financial position and solvency of the Company;

(v)	prevailing market conditions; and

(vi)	advice from corporate, financial and broking advisers (if applicable).

Further, if the Company is successful in acquiring new assets or investments, it is likely that the recipients under the 10% Placement Capacity will be vendors of the new assets or investments.

(f)	Previous Approval under ASX Listing Rule 7.1A

The Company previously obtained approval under ASX Listing Rule 7.1A at its Annual General Meeting held on 29 November 2012.

During the 12 month period preceding the date of the Meeting, being on and from 17 November 2014, the Company issued 154,929,676 Shares and 21,900,000 Unlisted Options (including the Shares and Options the subject of Resolution 14) which

37

represents approximately 21% of the total diluted number of Equity Securities on issue in the Company on 17 November 2014, which was 828,584,977.

The Shares issued during the 12 month period preceding the date of the Meeting includes 143,719,533 from the exercise of the Company’s Listed Options (ASX Code MKBOA) which expired on 13 June 2015.

Of the 21,900,000 Unlisted Options issued during the 12 month period preceding the date of the Meeting, 3,400,000 have subsequently been cancelled due to vesting conditions not being met and 4,250,000 replaced cancelled ADS Options with the same terms resulting in no net change to the Company’s capital structure.

In accordance with ASX Listing Rule 7.3.A6 the Company provides the following information in relation to Equity Securities issued by the Company during the 12 month period preceding the date of this Meeting:

38

Equity Securities Issued in the 12 months preceeding the Meeting
Date	Number	Class	Recipients	Issue Price	Discount to Market Price (if applicable)	Form of Consideration	Use/Intended Use	Consideration	Amount Spent	Current Value of Non-Cash Consideration
Issue of Shares
19/12/2014	1,242,263	Ordinary Shares	Vendors of Tagroom Pty Ltd	$0.16	N/A	Non-Cash	N/A	80% of Tagroom Pty Ltd	N/A	$130,438
13/02/2015	504,840	Ordinary Shares	Employee of the Company	Nil	N/A	Non-Cash	N/A	Services provided to the Company	N/A	$53,008
13/04/2015	473,040	ADSs	Participants of US Omnibus Equity Incentive Scheme (Employees)	Nil	N/A	Non-Cash	N/A	Services provided to the Company	N/A	$49,669
1/05/2015	240,000	ADSs	Participants of US Omnibus Equity Incentive Scheme (Employees)	Nil	N/A	Non-Cash	N/A	Services provided to the Company	N/A	$25,200
Total	2,460,143
Exercise of Unlisted Options
24/12/2014	2,000,000	Ordinary Shares	Consultants of the Company	US$0.075	46%	Cash	Refer to Note 1	US$150,000	US$150,000	N/A
7/05/2015	500,000	Ordinary Shares	Employee of the Company	$0.10	35%	Cash	Refer to Note 1	$50,000	$50,000	N/A
26/06/2015	250,000	Ordinary Shares	Employee of the Company	$0.06	52%	Cash	Refer to Note 1	$15,000	$15,000	N/A
26/06/2015	6,000,000	Ordinary Shares	Director (Mark Hauser)	$0.05	62%	Cash	Refer to Note 1	$280,000	$280,000	N/A
Total	8,750,000
Exercise of Listed Options (MKBOA) - Exercise Price $0.05, Expiry Date 13 June 2015
28/11/2014	100,000	Ordinary Shares	Optionholders	$0.05	68%	Cash	Refer to Note 1	$5,000	$5,000	N/A
5/02/2015	200,000	Ordinary Shares	Optionholders	$0.05	67%	Cash	Refer to Note 1	$10,000	$10,000	N/A
13/02/2015	100,000	Ordinary Shares	Optionholders	$0.05	69%	Cash	Refer to Note 1	$5,000	$5,000	N/A
16/02/2015	500,000	Ordinary Shares	Optionholders	$0.05	68%	Cash	Refer to Note 1	$25,000	$25,000	N/A
23/02/2015	850,000	Ordinary Shares	Optionholders	$0.05	71%	Cash	Refer to Note 1	$42,500	$42,500	N/A
2/03/2015	2,625,000	Ordinary Shares	Optionholders	$0.05	69%	Cash	Refer to Note 1	$131,250	$131,250	N/A
13/03/2015	656,000	Ordinary Shares	Optionholders	$0.05	66%	Cash	Refer to Note 1	$32,800	$32,800	N/A
23/03/2015	300,000	Ordinary Shares	Optionholders	$0.05	64%	Cash	Refer to Note 1	$15,000	$15,000	N/A
10/04/2015	2,990,334	Ordinary Shares	Optionholders	$0.05	69%	Cash	Refer to Note 1	$149,517	$149,517	N/A
13/04/2015	100,000	Ordinary Shares	Optionholders	$0.05	70%	Cash	Refer to Note 1	$5,000	$5,000	N/A
27/04/2015	2,254,000	Ordinary Shares	Optionholders	$0.05	71%	Cash	Refer to Note 1	$112,700	$112,700	N/A
1/05/2015	4,923,105	Ordinary Shares	Optionholders	$0.05	71%	Cash	Refer to Note 1	$246,155	$246,155	N/A
7/05/2015	200,000	Ordinary Shares	Optionholders	$0.05	68%	Cash	Refer to Note 1	$10,000	$10,000	N/A
19/06/2015	127,921,094	Ordinary Shares	Optionholders	$0.05	63%	Cash	Refer to Note 2	$6,396,055	$4,896,055	N/A
Total	143,719,533							$7,185,977	$5,685,977

Note 1: Funds raised were used to develop the Company's social media products, acquisition of 80% of Tagroom Pty Ltd ($200,000) and for general working capital
Note 2: Funds raised were used to develop the Company's social media products, make an investment in Big Teams LLC (US$500,000) and for general working capital. The remaining funds are intended to be used to continue development of the Company's social media products and for general working capital.

39

	Equity Securities Issued in the 12 months preceeding the Meeting
	Date	Number	Class	Exercise Price	Expiry Date	Recipients	Issue Price	Discount to Market Price (if applicable)	Form of Consideration	Use/Intended Use	Consideration	Amount Spent	Current Value of Non-Cash Consideration (6)
	Issue of Unlisted Options
1	26/11/2014	7,500,000	Unlisted Options	$0.19	26/11/2017	Director (Ian Rodwell)	Nil	N/A	Non-Cash	N/A	Performance based remuneration for services provided to the Company	N/A	$308,628
	26/11/2014	3,000,000	Unlisted Options	$0.19	26/11/2016	Director (Mark Hauser)	Nil	N/A	Non-Cash	N/A	Performance based remuneration for services provided to the Company	N/A	$118,105
2	26/11/2014	2,000,000	Unlisted Options	$0.19	26/11/2016	Director (Hans de Back)	Nil	N/A	Non-Cash	N/A	Performance based remuneration for services provided to the Company	N/A	$78,737
	26/11/2014	1,000,000	Unlisted Options	$0.190	31/01/2017	Employee of the Company	Nil	N/A	Non-Cash	N/A	Performance based remuneration for services provided to the Company	N/A	$40,288
	19/02/2014	1,000,000	Unlisted Options	$0.20	20/12/2016	Vendors of Tagroom Pty Ltd	Nil	N/A	Non-Cash	N/A	80% ownership of Tagroom Pty Ltd	N/A	$53,591
3	22/12/2014	1,000,000	Unlisted Options	US$0.1875	30/06/2015	Consultants of the Company	Nil	N/A	Non-Cash	N/A	Replaced cancelled ADS Options resulting in no net change to capital structure	N/A	N/A
3	22/12/2014	1,000,000	Unlisted Options	US$0.15	31/12/2015	Consultants of the Company	Nil	N/A	Non-Cash	N/A	Replaced cancelled ADS Options resulting in no net change to capital structure	N/A	N/A
3	22/12/2014	250,000	Unlisted Options	US$0.17	30/06/2016	Consultants of the Company	Nil	N/A	Non-Cash	N/A	Replaced cancelled ADS Options resulting in no net change to capital structure	N/A	N/A
4	23/12/2014	800,000	ADS Options	US$0.12625	Various	Employees of the Company	Nil	N/A	Non-Cash	N/A	Performance based remuneration for services provided to the Company	N/A	N/A
5	23/12/2014	900,000	ADS Options	US$0.1145	Various	Employees of the Company	Nil	N/A	Non-Cash	N/A	Performance based remuneration for services provided to the Company	N/A	$64,098
	13/04/2014	700,000	Unlisted Options	$0.17	31/12/2016	Employee of the Company	Nil	N/A	Non-Cash	N/A	Performance based remuneration for services provided to the Company	N/A	$11,921
	1/05/2015	750,000	Unlisted Options	$0.075	31/12/2016	Employee of the Company	Nil	N/A	Non-Cash	N/A	Performance based remuneration for services provided to the Company	N/A	$12,663
3	26/06/2015	2,000,000	Unlisted Options	US$0.0625	30/06/2016	Employee of the Company	Nil	N/A	Non-Cash	N/A	Replaced cancelled ADS Options resulting in no net change to capital structure	N/A	N/A
	Total	21,900,000

1	The Options will only vest if the VWAP of the Company’s Shares over a 30 Trading Day period exceeds $0.30
2	Options were cancelled on 13 April 2015
3	4,250,000 Unlisted options were issued to replace cancelled ADS Options with the same terms resulting in no net change to the capital structure
4	Options were cancelled on 24 December 2014
5	600,000 of the Options cancelled on 19 September 2015 due to vesting conditions not being met
6	Value of Options was prepared internally at the grant date of the Option and is based on the Black-Scholes Methodology

40

ANNEXURE 1 – ADDITIONAL DISCLOSURES REQUIRED BY CHAPTER 2E.1

The following information is provided to comply with sections 219 of the Corporations Act. Neither the Directors nor the Company are aware of any other information that is material to or would be reasonably required by Shareholders to make a decision in relation to the financial benefits contemplated by Resolutions 8 - 13 which is not set out in this Notice.

Nature of Financial Benefit

Using the Black-Scholes option pricing model and on the basis of the assumptions set out below, the Company has determined the value of the financial benefit to be provided to the Directors pursuant to each of Resolutions 8-13 is as follows:

Resolution	Name	Number of ADS Options	Exercise price	Expiry date	Valuation
8	Ian Rodwell	150,000	US$5.35	27/11/2019	US$64,456
8	Ian Rodwell	150,000	US$5.35	27/11/2020	US$82,617
9	Mark Hauser	75,000	US$3.55	27/11/2018	US$40,405
10	Leo Hindery Jr	75,000	US$3.55	27/11/2018	US$40,405
12	Diana Rhoten	50,000	US$3.55	27/11/2018	US$26,936

Resolution	Name	Number of Options	Exercise price	Expiry date	Valuation
11	Jeff White	2,000,000	$0.15	27/11/2018	$39,417
13	Emma Waldon	2,000,000	$0.15	27/11/2018	$39,417

The Black-Scholes option pricing model inputs for the calculation of the valuations include:

(i)	Issue Price: ADS Options and Options are to be granted for no cash consideration.

(ii)	Expected Grant Date: The Company proposes to issue the ADS Options and Options on 27 November 2015 providing that each of Resolutions 8 to 13 has been approved by Shareholders, but in any case no later than one month after the date of passage of each Resolution.

(iii)	Vesting Conditions: For the ADS Options in Resolution 8, 150,000 vest on 27/11/2016 and 150,000 vest on 27/11/2017, for Resolutions 9 to 13 the ADS Options and Options vest immediately on issue. The ADS Options in Resolution 8 will also be subject to a Share price performance hurdle, such that they will only vest if the volume weight average price (VWAP) of the Company’s ADSs over a 30 Trading Day period exceeds US$8.00.

(iv)	Share price at valuation date: $0.105 for a Share and US$3.01 for an ADS being the closing prices on 7 October 2015.

41

(v)	Expected Price Volatility: 49% for Shares determined using the daily closing prices for the last three years and 40% for ADSs determined using the daily closing prices since listing on the NASDAQ in June 2014.

(vi)	Expected Dividend Yield: nil.

(vii)	Risk-Free Interest Rate: For Resolution 8: 1.26% for the ADS Options expiring on 27/11/2019 and 1.49% for the ADS Options expiring on 27/11/2020, for Resolutions 9, 10 and 12 1.03% and for Resolutions 11 and 13 1.76%. The risk-free rates are based on the application US Treasury and Australian government bond yields.

(viii)	Discount: 20%. The Black-Scholes pricing model assumes the ADS Options and Options can be sold on a secondary market. The terms and conditions of the proposed ADS Options and Options state that they are not transferable and quotation will not be sought. Accordingly, in determining the valuation a 20% discount has been applied.

Director’s Recommendation

As noted in each of Resolution 8 to 13, the Directors who are not beneficiaries in that Resolution unanimously recommend that Shareholders vote in favour of approving the grant of ADS Option or Options as applicable.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the ADS Options or Options.

The Directors who are a beneficiary of the proposed ADS Option or Option issue have abstained from recommending that Resolution as a result of their material personal interest in the outcome.

Directors Interest

Each Director being granted ADS Options or Options in Resolutions 8 to 13 has a personal interest in the outcome of that Resolution.

Other information reasonably required by Shareholders to make a decision that is known to the Company or any of its Directors

Dilution

The table below sets out the dilutionary effect that, subject to obtaining the necessary Shareholder approvals, will occur as a result of the issue of the ADS Options and Options proposed to be issued under Resolutions 8 to 13.

42

Security Holder	Fully Diluted Holding in Company before passing Resolutions 8 - 13	Fully Diluted Holding in Company after passing Resolutions 8 - 13
Ian Rodwell	2.76%	4.07%
Mark Hauser	1.18%	1.49%
Leo Hindery Jr	0.31%	0.65%
Diana Rhoten	0.00%	0.23%
Jeff White	0.07%	0.30%
Emma Waldon	0.10%	0.32%
All Other Shareholders	95.59%	92.94%
TOTAL	100.00%	100.00%

After the passing of Resolutions 8 - 13 and the subsequent issue of Options, the Directors’ direct and indirect interests in Shares and Options will be as outlined below:

	PRIOR TO PASSING RESOLUTIONS 8 - 13				AFTER PASSING RESOLUTIONS 8 - 13
Security Holder	Ordinary Shares	Unlisted Options	Performance Shares	Total holding (prior to passing Resolutions 8 -13)	Ordinary Shares	Unlisted Options	Performance Shares	Total holding (after passing Resolutions 8 -13)
Ian Rodwell	5,707,917	17,500,000	-	23,207,917	5,707,917	29,500,000	-	35,207,917
Mark Hauser	4,910,000	5,000,000	-	9,910,000	4,910,000	8,000,000	-	12,910,000
Leo Hindery Jr	2,638,500	-	-	2,638,500	2,638,500	3,000,000	-	5,638,500
Diana Rhoten	-	-	-	-	-	2,000,000	-	2,000,000
Jeff White	580,000	-	-	580,000	580,000	2,000,000	-	2,580,000
Emma Waldon	800,000	-	-	800,000	800,000	2,000,000	-	2,800,000
All Other Shareholders	740,850,262	43,720,000	20,000,000	804,570,262	740,850,262	43,720,000	20,000,000	804,570,262
TOTAL	755,486,679	66,220,000	20,000,000	841,706,679	755,486,679	90,220,000	20,000,000	865,706,679

Remuneration

As outlined in the Remuneration Report in the 2015 Annual Report, the Directors have resolved that the Non-Executive Directors will receive the following Director’s fees (inclusive of superannuation where applicable).

Non-Executive Director	Director’s Fees
Greg McCann	$135,000
Mark Hauser	US$60,000
Leo Hindery Jr	US$40,000
Diana Rhoten	US$40,000
Jeff White	$40,000
Emma Waldon	$40,000

43

As outlined in the Remuneration Report in the 2015 Annual Report:

o	Ian Rodwell the Chief Executive Office receives an annual base salary US$325,000 per annum, rental assistance of US$5,000 per month and healthcare related insurance is paid at approximately US$20,000 per annum; and

o	Emma Waldon, Non-Executive Director, receives $60,000 per annum, inclusive of superannuation, for company secretarial services provided to the Company.

The remuneration of the Directors for the year ending 30 June 2015 (for clarity, this is before the issue of the proposed ADS Options and Options referred to above), is outlined below:

	SHORT-TERM		POST-EMPLOYMENT		SHARE-BASED
2015	Salary & Fees	Other	Super- annuation	Retirement benefits	Performance Shares	Options	Total $
Non-Executive Directors
G McCann [1]	109,970	-	10,447	-	759,577	-	879,994
P Yates [4]	11,417	-	-	-	-	-	11,417
J De Back [2]	22,500	-	-	-	-	78,737	101,237
M Hauser	62,101	-	-	-	-	118,105	180,207
J White [5]	15,221	-	1,446	-	-	-	16,667
L Hindery [6]	12,879	-	-	-	-	-	12,879
Executive Directors
I Rodwell [3]	388,129	91,014	-	-	-	308,628	787,771
TOTAL	622,217	91,014	11,893	-	759,577	505,470	1,990,171

1.	G McCann is an associate of Consortio Pty Limited (“Consortio”) who leases office space in Sydney to MOKO. The lease agreement between MOKO and Consortio is based on normal commercial terms. A total of $20,047 (2014: $13,368) was received by Consortio in relation to this agreement for the year.
2.	J De Back resigned on 13th April 2015.
3.	I Rodwell’s short term remuneration in the year ended 30 June 2015 included rental assistance of US$5,000 per month and payment of health related insurance.
4.	P Yates resigned on 17th November 2014.
5.	J White was appointed on 1st February 2015.
6.	L Hindery was appointed on 1st April 2015.

Historic Share Price Information

Historical share price information for the twelve months prior to 7 October 2015 is as follows:

	Share Price	Date	ADS Price	Date
Highest	$0.18	20 April 2015	US$6.98	17 April 2015
Lowest	$0.098	3 July 2015	US$2.99	11 Sept 2015

44

Last	$0.105	7 Oct 2015	US$3.01	7 Oct 2015

6.	eNQUIRIES

Shareholders may contact the Company Secretary if they have any queries in respect of the matters set out in these documents.

Emma Waldon

Company Secretary

MOKO Social Media Limited

Suite 5, 442-446 Beaufort Street

Highgate, WA, 6003

Australia

Tel: +61 8 9227 7100

Fax: +61 8 9227 7100

Email: emma.waldon@mokosocialmedia.com

45

Schedule 1 – OPTIONS – Terms and Conditions

The Options that are the subject of each of Resolutions 11 and Resolution 13, will be issued on the following terms and conditions (which will be confirmed to option holders at the time that initial transaction statements are despatched):

1.	Entitlement

Each Option entitles the holder to subscribe for and be issued one fully paid Ordinary Share (“Shares”) in MOKO Social Media Limited (“Company”) upon exercise of each Option.

2.	Exercise Period and Vesting Date

a)	Subject to item 2(b) below and any vesting or expiry period conditions set out in the Option certificate, each Option is exercisable at any time after the later of the date of grant of the Option and the vesting date and before the Expiry Date.

Notwithstanding that the Expiry Date has not occurred, each Option will expire on that date which is the earlier to occur of a Change of Control Event and the Expiry Date and thereafter no party has any claim against any other party arising under or in respect of the Options.

b)	If there is a vesting date, the Options immediately vest if a Change in Control Event occurs in respect of the Shares of the Company.

c)	For the purposes of clause 2(a) and 2(b) a "Change in Control Event" means:

i.	the occurrence of:

(A)	the offeror under a takeover offer in respect of all Shares announcing that it has achieved acceptances in respect of 50.1% or more of the Shares; and
(B)	that takeover bid has become unconditional (except any condition in relation to the cancellation or exercise of the Options); or

ii.	the announcement by the Company that:

(A)	shareholders of the Company have at a Court convened meeting of shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement under which all Shares are to be either:

(1)	cancelled; or

46

(2)	transferred to a third party; and

(B)	the Court, by order, approves the proposed scheme of arrangement.

3.	Notice of Exercise

The Options may be exercised by notice in writing to the Company and payment of the Exercise Price for each Option being exercised. Any notice of exercise of an Option received by the Company will be deemed to be a notice of the exercise of that Option as at the date of receipt.

4.	Shares issued on exercise

Shares issued on exercise of the Options rank equally with the then shares of the Company.

5.	Quotation of Shares on exercise

Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Options.

6.	Timing of issue of Shares

Within 15 Business Days after the later of the following:

(a)	receipt of a Notice of Exercise given in accordance with these terms and conditions and payment of the Exercise Price for each Option being exercised by the Company if the Company is not in possession of excluded information (as defined in section 708A(7) of the Corporations Act); and

(b)	the date the Company ceases to be in possession of excluded information in respect to the Company (if any) following the receipt of the Notice of Exercise and payment of the Exercise Price for each Option being exercised by the Company, the Company will:

(a)	allot and issue the Shares pursuant to the exercise of the Options;

(b)	give ASX a notice that complies with section 708A(5)(e) of the Corporations Act or lodge a prospectus with ASIC that qualifies the Shares for resale under section 708A(11) of the Corporations Act; and

(c)	apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options.

7.	Participation in new issues

There are no participation rights or entitlements inherent in the Options and holders will not

47

be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options.

However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least ten business days after the issue is announced. This will give the holders of Options the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

8.	Adjustment for bonus issues of Shares

If the Company makes a bonus issue of Shares or other securities to existing Shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

a)	the number of Shares which must be issued on the exercise of an Option will be increased by the number of Shares which the Option holder would have received if they had exercised the Option before the record date for the bonus issue; and

b)	no change will be made to the Exercise Price.

9.	Adjustments for reorganisation

If there is any reconstruction of the issued share capital of the Company, the rights of the Option holders will, be varied to the extent necessary to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction.

10.	Quotation of Options

No application for quotation of the Options will be made by the Company.

11.	Options Transferable

The Options are not transferable.

12.	Lodgement Instructions

The application for Shares on exercise of the Options with the appropriate remittance should be lodged with the Company Secretary.

48

Schedule 2 – ADS OPTIONS – Terms and Conditions

The Options that are the subject of each of Resolutions 8, 9, 10, and 12, will be issued on the following terms and conditions (which will be confirmed to option holders at the time that initial transaction statements are despatched):

1.	Entitlement

Each Option entitles the holder to subscribe for and be issued one fully paid American Depositary Share (“ADS”) in MOKO Social Media Limited (“Company”) upon exercise of each Option. Each ADS represents an entitlement to forty ordinary shares (“Shares”) of the Company.

2.	Exercise Period and Vesting Date

a)	Subject to item 2(b) and 2(c) below and any vesting conditions set out in the Option certificate, each Option is exercisable at any time after the later of the date of grant of the Option and the vesting date and before the Expiry Date.

Notwithstanding that the Expiry Date has not occurred, each Option will expire on that date which is the earlier to occur of a Change of Control Event and the Expiry Date and thereafter no party has any claim against any other party arising under or in respect of the Options.

b)	Notwithstanding that the Expiry Date has not occurred, each Option that has not already vested will expire on the date the Option holder ceases to be employed, engaged as a consultant or appointed as a director of the Company because of:

(i)	if the holder is a director the date the holder is disqualified from holding the office of director;

(ii)	retirement;

(iii)	voluntary cessation;

(iv)	cessation of employment in accordance with the terms of the employment agreement; or

(v)	by mutual agreement (unless the Board resolves otherwise),

and thereafter no party has any claim against any other party arising under or in respect of the Options.

c)	The Options immediately vest if a Change in Control Event occurs in respect of the Shares of the Company.

49

d)	For the purposes of clause 2(a), 2(b) and 2(c) a "Change in Control Event" means:

(i)	the occurrence of:

(A)	the offeror under a takeover offer in respect of all Shares announcing that it has achieved acceptances in respect of 50.1% or more of the Shares; and

(B)	that takeover bid has become unconditional (except any condition in relation to the cancellation or exercise of the Options); or

(ii)	the announcement by the Company that:

(A)	shareholders of the Company have at a Court convened meeting of shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement under which all Shares are to be either:

(1) cancelled; or

(2) transferred to a third party; and

(B)	the Court, by order, approves the proposed scheme of arrangement.

3.	Notice of Exercise

The Options may be exercised by notice in writing to the Company and payment of the Exercise Price for each Option being exercised. Any notice of exercise of an Option received by the Company will be deemed to be a notice of the exercise of that Option as at the date of receipt.

4.	Shares issued on exercise

Shares issued on exercise of the Options rank equally with the then shares of the Company. The Shares will be converted into ADSs and transferred to the Option holder.

5.	Quotation of Shares on exercise

Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Options. The Shares will be converted into ADSs (which may be traded on NASDAQ) and transferred to the Option holder. Each ADS represents an entitlement to forty Shares of the Company.

50

6.	Timing of issue of Shares

Within 15 Business Days after the later of the following:

(a)	receipt of a Notice of Exercise given in accordance with these terms and conditions and payment of the Exercise Price for each Option being exercised by the Company if the Company is not in possession of excluded information (as defined in section 708A(7) of the Corporations Act); and

(b)	the date the Company ceases to be in possession of excluded information in respect to the Company (if any) following the receipt of the Notice of Exercise and payment of the Exercise Price for each Option being exercised by the Company, the Company will:

(a)	allot and issue the Shares pursuant to the exercise of the Options;

(b)	give ASX a notice that complies with section 708A(5)(e) of the Corporations Act or lodge a prospectus with ASIC that qualifies the Shares for resale under section 708A(11) of the Corporations Act; and

(c)	apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options.

7.	Participation in new issues

There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options.

However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least ten business days after the issue is announced. This will give the holders of Options the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

8.	Adjustment for bonus issues of Shares

If the Company makes a bonus issue of Shares or other securities to existing Shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

a)	the number of Shares which must be issued on the exercise of an Option will be increased by the number of Shares which the Optionholder would have received if they had exercised the Option before the record date for the bonus issue; and

b)	no change will be made to the Exercise Price.

51

9.	Adjustments for reorganisation

If there is any reconstruction of the issued share capital of the Company, the rights of the Optionholders will, be varied to the extent necessary to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction.

10.	Quotation of Options

No application for quotation of the Options will be made by the Company.

11.	Options Transferable

Options are not be transferred without prior consent of the Board.

12.	Lodgement Instructions

The application for Shares on exercise of the Options with the appropriate remittance should be lodged with the Company Secretary.

Cheques shall be in US dollars made payable to MOKO Mobi, Inc and crossed "Not Negotiable", or payment can be made by wire to the bank account of MOKO.mobi, Inc.

52

GLOSSARY

ADS means an American Depositary Share of the Company, where one ADS represents 40 Shares.

ADS Options means an unlisted option, if exercised in accordance with its terms, to acquire one ADS in the Company.

Annual General Meeting, AGM or Meeting means the meeting convened by the Notice.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the Listing Rules of ASX.

AWST means Australian Western Standard Time, Perth, Western Australia.

Board means the board of Directors of the Company as constituted from time to time.

Business Day has the meaning given to that term in ASX Listing Rule 19.12.

Closely Related Parties, in relation to a member of KMP, means the member’s spouse, child or dependant (or a child or dependant of the member’s spouse), anyone else in the member’s family who may be expected to influence or be influenced by the member in the member’s dealings with MOKO (or the MOKO Group), and any company the member controls.

Company or MOKO means MOKO Social Media Limited (ABN 35 111 082 485).

Constitution means the Constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Directors mean the directors of the Company.

Documents means each of the Notice, Explanatory Statement and the Proxy Form and all other documents that accompany each other when sent to each Shareholder.

Equity Securities includes a Share, a right to a Share or Option, an Option, a convertible security and any security that ASX decides to classify as an Equity Security.

Explanatory Statement means the explanatory statement accompanying the Notice.

Key Management Personnel or KMP means those persons having authority and responsibility for planning, directing and controlling the activities of MOKO or the MOKO Group, whether directly or indirectly. Members of the KMP include Directors and certain senior executives.

MOKO Group means MOKO and its controlled entities.

Notice means the notice of Meeting that accompanies and forms part of the Documents.

53

Option means an option, if exercised in accordance with its terms, to acquire one Share in the Company.

Ordinary Resolution means a resolution passed by more than 50 per cent of the votes at a general meeting of Shareholders.

Performance Share means a performance share, which may be converted into one Share in the Company if the following performance hurdle is met: the Company’s shares must achieve a 90 day VWAP of $0.40.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

Share Registry means Link Market Services.

Trading Day has the meaning given to that term in ASX Listing Rule 19.12.

VWAP means the volume weighted average price of trading in Shares on the ASX market and the Chi-X market over a specified period, excluding block trades, large portfolio trades, permitted trades during the pre-trading hours period, permitted trades during the post-trading hours period, out of hours trades ad exchange traded option exercises.

Interpretation

In these Documents, unless the context requires otherwise:

(a)	a reference to a word includes the singular and the plural of the word and vice versa;

(b)	a reference to a gender includes any gender;

(c)	if a word or phrase is defined, then other parts of speech and grammatical forms of that word or phrase have a corresponding meaning;

(d)	a term which refers to a natural person includes a company, a partnership, an association, a corporation, a body corporate, a joint venture or a governmental agency;

(e)	headings are included for convenience only and do not affect interpretation;

(f)	a reference to a document includes a reference to that document as amended, novated, supplemented, varied or replaced;

(g)	a reference to a thing includes a part of that thing and includes but is not limited to a right;

(h)	the terms “included”, “including” and similar expressions when introducing a list of items do not exclude a reference to other items of the same class or genus;

(i)	a reference to a statute or statutory provision includes but is not limited to:

54

(i)	a statute or statutory provision which amends, extends, consolidates or replaces the statute or statutory provision;

(ii)	a statute or statutory provision which has been amended, extended, consolidated or replaced by the statute or statutory provision; and

(iii)	subordinate legislation made under the statute or statutory provision including but not limited to an order, regulation, or instrument;

(j)	a reference to “$”, “A$”, “Australian Dollars” or “dollars” is a reference to the lawful tender for the time being and from time to time of the Commonwealth of Australia;

(k)	a reference to “US$” is a reference to the lawful tender for the time being and from time to time of the United States of America; and

(l)	a reference to an asset includes all property or title of any nature including but not limited to a business, a right, a revenue and a benefit, whether beneficial, legal or otherwise.

55

LODGE YOUR VOTE ONLINE www.linkmarketservices.com.au BY MAIL Moko Social Media Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia BY FAX +61 2 9287 0309 ALL ENQUIRIES TO Telephone: +61 1300 554 474 LODGEMENT OF A PROXY FORM HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. APPOINTMENT OF PROXY If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIRMAN OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP. VOTES ON ITEMS OF BUSINESS ¡ PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting the appropriate ¡Certificate of Appointment of Corporate Representative§ should be produced prior to admission in accordance with the Notice of Meeting. A form of the certificate may be obtained from the Company¡s share registry or online at www.linkmarketservices.com.au. This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 10:30am on Sunday, 15 November 2015, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or: ƒ ONLINE www.linkmarketservices.com.au Login to the Link website using the holding details as shown on the Proxy Form. Select ¡Voting¡ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their ¡Holder Identifier¡ (Securityholder Reference Number (SRN) or Holder Identification Number (HIN) as shown on the front of the Proxy Form). IF YOU WOULD LIKE TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING, PLEASE BRING THIS FORM WITH YOU. THIS WILL ASSIST IN REGISTERING YOUR ATTENDANCE. ACN 111 082 485

NAME SURNAME ADDRESS LINE 1 ADDRESS LINE 2 ADDRESS LINE 3 ADDRESS LINE 4 ADDRESS LINE 5 ADDRESS LINE 6 *X99999999999* X99999999999 I/We being a member(s) of Moko Social Media Limited and entitled to attend and vote hereby appoint: PROXY FORM STEP 1 or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:30am on Tuesday, 17 November 2015 at South Perth Bowling Club, 2 Mends Street, South Perth WA 6151 (the Meeting) and at any postponement or adjournment of the Meeting. Important for Resolutions 1, 7, 8, 9, 10, 11, 12 and 13: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of Resolutions 1, 7, 8, 9, 10, 11, 12 and 13, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel (KMP). The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. the Chairman of the Meeting (mark box) OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy APPOINT A PROXY STEP 2 Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting. Please read the voting instructions overleaf before marking any boxes with an T * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll. 1 Adoption of the Remuneration Report 2 Re-election of Director Greg McCann 3 Re-election of Director Leo Hindery Jr 4 Re-election of Director Jeff White 5 Re-election of Director Diana Rhoten 6 Re-election of Director Emma Waldon 7 Increase in Non-Executive Director Fees Cap 8 Grant of Options to Ian Rodwell, Chief Executive Officer Resolutions VOTING DIRECTIONS STEP 3 This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder’s attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company’s constitution and the Corporations Act 2001 (Cth). Shareholder 1 (Individual) Joint Shareholder 2 (Individual) Joint Shareholder 3 (Individual) Sole Director and Sole Company Secretary Director/Company Secretary (Delete one) Director SIGNATURE OF SHAREHOLDERS — THIS MUST BE COMPLETED 9 Grant of Options to Mark Hauser, Non-Executive Director 10 Grant of Options to Leo Hindery Jr, Non-Executive Director 11 Grant of Options to Jeff White, Non-Executive Director 12 Grant of Options to Diana Rhoten, Non-Executive Director 13 Grant of Options to Emma Waldon, Non-Executive Director 14 Ratification of Prior Issue of Securities 15 Approval of Capital Raising 16 Approval of 10% Placement Capacity For For Against Against Abstain* Abstain* MKB PRX501D *MKB PRX501*